AMENDMENT NO. 3 TO ADMINISTRATION AGREEMENT


       As of July 1, 1996, FIRST DATA INVESTOR SERVICES GROUP, INC., a Massachusetts corporation ("FDISG") and ENDEAVOR INVESTMENT ADVISERS, a California general partnership (the "Company"), hereby amend the Administration Agreement dated March 28, 1991 (the "Agreement") as follows:

       In consideration for the services which FDISG shall perform for the Company and the Company's TCW Money Market Portfolio, TCW Managed Asset
  Allocation Portfolio, T. Rowe Price International Stock Portfolio, Value Equity Portfolio, Value Small Cap Portfolio, Dreyfus U.S. Government Securities Portfolio, T. Rowe Price Equity Income Portfolio and T. Rowe Price Growth Stock Portfolio (collectively, the "Existing Portfolios") and other series of the Endeavor Series Trust which may become subject to the Agreement ("New Portfolios"), pursuant to the Agreement, the Company hereby agrees to pay FDISG for the one year period commencing July 1, 1996 as follows:

       Existing Portfolios (based on aggregate assets):

            10 basis  points on first $600  million 6 basis  points on next $400 million 1 basis point on excess

       New Portfolios.

       Each New Portfolio with assets less than $40 million will have a minimum annual charge of $40,000. Once assets in a New Portfolio are $40 million, such Portfolio will become an Existing Portfolio and its assets will be aggregated with those of the Existing Portfolios for purposes of determining the fee for services as set forth above.

       FDISG agrees to waive 50% of its administration fee during the first year of operation of a New Portfolio if 50% or more of the management fee of the Company is being waived. If less than 50% of the management fee is being waived, FDISG will waive its fees at the same rate.

       Out of Pocket Expenses:

       Such fees do not include out-of-pocket disbursements of FDISG for which FDISG shall be entitled to bill separately. Out-of-pocket disbursements shall include, but shall not be limited to the items specified in Schedule A to the Agreement, which Schedule may be modified by FDISG upon not less than thirty days' prior written notice to the Company.

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       IN WITNESS  WHEREOF,  the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

                                     FIRST DATA INVESTOR
                                     SERVICES GROUP, INC.

                                     By:  Vincent J. Fabiani
                                          -------------------
                                     Title:  Vice President
                                          -------------------


                                     ENDEAVOR INVESTMENT
                                     ADVISERS

                                     By:  Vincent J. McGuinness
                                          ----------------------
                                     Title: CEO - EMC
                                          ----------------------

































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